Exhibit 2.3

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) dated as of May     , 2004, is made and entered into by and between Xtend Networks Ltd., a company organized under the laws of the state of Israel of Gibor House, 6 Kaufman, Tel Aviv (fax no. 035161598) (the “Company”) and Dr. Hillel Weinstein of 3 Tel-Mane St., Haifa, Israel (fax no. 048344370) (the “Employee”).

WHEREAS	the Company desires to employ the Employee and the Employee agrees to be employed as the Chief
Executive Officer of the Company, or as the Chairman of the Company’s Board of Directors (as
shall be determined by the Company), and

WHEREAS	the Employee represents that he has the requisite skills, qualifications and knowledge to serve the Company; and

WHEREAS	the parties desire to state the terms and conditions of the Employee’s employment by the Company.

NOW THEREFORE, in consideration of the mutual promises contained herein, and intending to be legally bound, the parties hereto hereby declare and agree as follows:

1.	Preamble and Exhibits

1.1.	The preamble to this agreement and its Exhibits constitute an integral part hereof.

1.2.	The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

2.	Engagement

The Company hereby engages Employee and Employee hereby agrees to be engaged by the Company as its Chief Executive Officer, or as the Chairman of the Company’s Board of Directors. In addition, Employee shall act as the CEO or Chairman of the Board of Directors of Xtend Cable Solutions Inc. (all as shall be determined by the Company or Xtend Cable Solutions Inc.), on the terms and conditions contained in this Agreement.

3.	Employee’s Duties

3.1.	The Employee shall perform all duties usually assigned to a chief executive officer of a company or (as shall be determined by the Company in its discretion) the Chairman of a Board of Directors of a company and all duties as may reasonably be assigned to him from time to time by the Board of Directors of the Company (the “Board”).

3.2.	During Employee’s employment with the Company, Employee will report to the Company’s Board of Directors. Employee shall devote his entire business time, attention and efforts to the business and affairs of the Company and to the performance of his duties and responsibilities hereunder. The Employee shall use his best efforts to serve the interests of the Company and to take all necessary actions to ensure the success of the Company. The Employee shall perform his duties hereunder diligently and to the best of his ability, all subject to and in accordance with the instructions of the Board of Directors of the Company.

3.3.	During the term of the Employee’s employment hereunder, the Employee shall not, directly or indirectly: (i) render services to any other person or organization, or engage (whether or not during normal business hours) in any other business or professional activity whether or not such activity is pursued for gain, profit or other pecuniary advantage. (ii) engage in other activities which conflict with the Employee’s duties assigned to him hereunder or raise actual or potential conflicts of interest with the Company’s business (including, but not limited to, activities involving technological developments), or (iii) receive any payment or other benefits from any third party, regarding the services provided to the Company. The Employee shall immediately notify the Board of Directors of the Company of any actual or potential conflict of interest that may arise with respect to his employment.

3.4.	The Employee shall perform his duties hereunder at the Company’s facilities in Israel. However, the Employee acknowledges and agrees that the performance of his duties hereunder may require significant domestic and international travel. Employee acknowledges and agrees that he may be asked by the Company to relocate to the United States prior to October 31, 2004. In such event (or in the event that the Employee is being asked by the Company to relocate to the United States at any other time during the term of this Agreement), until a an agreement is entered into with the US employer (and without derogating from the provisions of Section 13.2 below), this Agreement shall remain in full force and effect, save for (i) the consideration which will be automatically amended to be US$12,500 (Twelve thousand Five Hundred US Dollars) per month, commencing on the effective date of such relocation; (ii) the provisions of Sections 6 (including all sub-sections thereof), 8.1, 8.2, and 8.3 herein, which will automatically terminate upon the effective date of Employee’s relocation, provided that the Employee shall participate in any group plans or programs maintained by the Company for the benefit of its U.S. employees relating to group health, disability, life insurance and other related benefits as in effect by the Company from time to time, substantially equivalent to the social benefits under this Agreement; and (iii) the words “Israel” and “Tel-Aviv” in Section 15.4 below, which shall be replaced by the words “New Jersey” and “Essex County” respectively. The parties agree that reasonably following the Company’s relocation notice, Employee shall relocate to the United States, provided that the

Company will pay for his and his family reasonable moving costs from Israel to the USA, up to $4,000, including shipment of household goods (which $4,000 amount shall not include air fair tickets for the Employee and his spouse). In addition, upon such relocation Company shall reimburse Employee for all rental expenses incurred by Employee and his immediate family, up to $5,000 per month, during the first twelve months after the relocation. Following the first anniversary of the relocation of the Employee to the United States and during each year thereafter for as long as this Agreement is in force, Employee and his spouse will be entitled to one round trip tickets to Israel at the Company’s expense.

3.5.	It is hereby acknowledged and agreed that the position of the Employee in the Company is a senior one, requiring a special measure of personal trust, and accordingly, the provisions of the Hours of Work and Rest Law, 5711-1951 and the regulations promulgated thereunder, relating to separate and/or additional payments in respect of overtime or for working on the weekend or on national holidays, shall not apply to this Agreement. The Employee acknowledges and agrees that the salary and benefits provided for in this Agreement includes a proper and just reward for the requirements of the Employee’s position and status and his obligation to work at irregular hours of the day (as provided hereunder). Accordingly, the Employee shall not be entitled to any other payment for overtime, other than as provided hereunder.

3.6.	The Employee and the Company undertake to keep the contents of this Agreement confidential and not to disclose the existence or contents of this Agreement to any third party without the prior written consent of the Company or the Employee, as applicable, provided, however, that the Company may disclose the existence of this Agreement or contents thereof without the prior consent of the Employee, if such disclosure is required under any applicable law, as shall be determined by the Company.

4.	Salary

4.1.	The Company shall pay the Employee as compensation for the employment services hereunder, a monthly gross salary (the “Salary”) in an amount in NIS equal to $12,500 (twelve thousand and five hundred US Dollars) in accordance with the rate of exchange of the Dollar on the payment day on or before the third business day of each month.

4.2.	Except as specifically set forth herein, the Salary includes any and all payments, which the Employee is entitled to receive from the Company under any applicable law, regulation, or agreement. The Salary includes any and all reimbursement of daily travel costs to which Employee is entitled under applicable law.

4.3.	Israeli income tax, and/or USA income taxes and other applicable withholdings with respect to the Salary shall be deducted from the Salary or all other payments to the Employee, which are subject to withholding. The Salary may be payable by the Company or by a parent company or a subsidiary or another affiliate of the Company, all as shall be determined by the Company.

5.	Bonus Compensation

5.1.	Commencing in 2004 and with respect each calendar year during the term of this Agreement, Employee shall be entitled to receive an annual bonus of (1) US$20,000 (Twenty Thousand US Dollars) should the Company meet eighty (80%) of its plan as presented to the Board of Directors in January of each year (or, with respect to 2004, thirty days following the Effective Date of this Agreement) (“Yearly Plan”); (2) US$ 35,000 (Thirty Five Thousand US Dollars) should the Company meet its Yearly Plan; and (3) US$50,000 (Fifty Thousand US Dollars) should the Company meet one hundred twenty percent (120%) or more of its Yearly Plan, with the bonus prorated if the Yearly Plan is met between eighty percent (80%) and one hundred percent (100%); or between one hundred percent (100%) and one hundred twenty percent (120%). For purposes of this Section, the meeting of the Yearly Plan shall be based upon meeting certain product development targets, market penetration milestones, actual revenues set forth by management and the Board for each applicable year (each compared to the revenues and other items projected in the Yearly Plan). The bonus shall be prorated for 2004 and for any year should Employee’s employment terminate prior to the full calendar year.

5.2.	In connection with Employee’s relocation to the United States, the Company shall pay the Employee, on January 15, 2005, a one-time relocation bonus in the gross amount of US$1,197,500 (One Million One Hundred Ninety Seven Thousand Five Hundred US Dollars) (the “Relocation Bonus”). Anything in this sub-section 5.2 to the contrary notwithstanding, it is hereby agreed and acknowledged that Employee shall not be entitled to receive the Relocation Bonus or any portion thereof unless he has actually relocated to the United States prior to December 31, 2004; provided, however, that in the event that the Employee shall not have relocated to the United States by such date (i) due to the Company’s instruction or request, or (ii) due to personal circumstances which are beyond his control (such as illness or disability), or (iii) due to the termination of Employee’s employment by the Company without Cause at any time prior to January 15, 2005, then the Relocation Bonus shall be paid to the Employee on January 15, 2005.

5.3.	The Parties hereby agree and acknowledge that the Bonus Compensation and any portion thereof shall not be deemed as a salary and the Employee shall not be entitled to receive any social rights in connection therewith, including, without limitation, severance pay, or contributions to managers’ insurance policies, continuous education fund, or the like.

6.	Benefits

In addition to the Salary, the Employee shall be entitled to the following benefits:

6.1.	Manager’s Insurance.

6.1.1.	The Company and the Employee will contribute on a monthly basis, as part of a plan acceptable to both the Company and the Employee or as premiums on a manager’s insurance policy, as follows: (i) the Company shall contribute an additional amount equal to 8.33% of the Salary for severance pay, 5% towards pension insurance and up to 2.5% towards disability insurance; (ii) the Employee shall contribute an amount equal to 5% of the Salary to such plans or managers’ insurance policy. The sums contributed by the Employee shall be deducted from his Salary at source.

6.1.2.	Upon the termination of the Employee’s employment, for any reason whatsoever, other than Termination for Cause (as hereinafter defined), the Company shall release to the Employee amounts then contained in such plans or in the policies (including the Company’s contributions), except that in the event of Termination for Cause, those portions of such plans and policies constituting the Company’s contributions, including those contributions towards severance pay, shall not be released to the Employee.

6.1.3.	Subject to the payment by the Company of all payments under this section 6.1, including the transfer of the Managers’ Insurance Plan to the Employee upon the termination of his employment (subject to the terms of sub-section 6.1.2 above), payments by the Company under sub-section 6.1.1 shall be in lieu of its statutory obligation to pay severance pay, if required, under the Severance Pay Law, 5723-1963, and the Company shall be relieved from any additional or other obligation to pay the Employee severance payment. Concurrently with the execution of this Agreement, Employee shall execute an acknowledgement and undertaking letter (a ‘Section 14 Undertaking’) in the form attached hereto as Schedule 6.1.3.

6.1.4.	The Employee shall be responsible for any tax imposed on him in connection with the above plans or insurance policies and/or in connection with the Company’s contributions thereto.

6.2.	Education Fund

The Company shall contribute an amount equal to 7.5% of the Salary per month towards a continuous education fund (“Keren Hishtalmut”), subject to Employee’s contribution of an additional 2.5% of the Salary per month towards such a fund. The Employee shall be responsible for any tax imposed in connection with the above fund and/or in connection with the Company’s contributions thereto.

6.3.	Company’s car.

6.3.1.	The Company shall provide the Employee with a car for work purposes, with a 2200 CC engine subject to the Employee’s execution of the Company’s standard form leasing agreement in place at such time, and subject to the provisions of such leasing agreement.

6.3.2.	The Company shall bear all expenses in connection with the use and maintenance of the car. The Company shall deduct a pre-determined amount for the Employee’s use of the car, as defined for income tax purposes, from the Employee’s monthly Salary.

6.3.3.	The Company shall not bear any payment of fines for any traffic or parking violations made by the Employee in connection with use of the car (the “Fines”), and the Employee undertakes to bear such payment of Fines. Any payment made by the Company for Fines shall be offset from the Employee’s salary, and the Employee hereby gives the Company irrevocable consent to offset any such payment from Employee’s salary. It is clarified that nothing in this section shall be construed to contradict the provisions of the Protection of Wages Law- 1958.

6.3.4.	Upon the termination of the Employee’s employment with the Company and the lapse of the Notice Period, for any reason whatsoever, the Employee shall return the car to the Company.

7.	Vacation.

7.1.	The Employee shall be entitled to paid annual leave of 22 working days, according to the Yearly Holiday Law 1951, with respect to and during each 12 (twelve) month period of his employment hereunder, such leave to be taken with adequate regard for the needs of the Company.

7.2.	The Employee will make every effort to exercise his annual vacation; however, if the Employee is unable to utilize all the vacation days, he shall be entitled to accumulate the unused balance of the vacation days standing to his credit up to a maximum amount of forty-four (44) days (the “Maximum Amount”), provided that he will take at least seven consecutive annual working days vacation each year. Any accumulation of vacation days, in excess of the Maximum Amount (excluding those days that have been accumulated with the written approval of the Board of Directors) shall lapse and the Employee shall not be entitled to any rights with respect thereto (including redemption rights).

7.3.	The parties agree and acknowledge that as of the date of this Agreement, Employee has accrued a total of 75 vacation days. Until such time as Employee’s vacation balance is less than the Maximum Amount, he shall not accrue any additional vacation days. Notwithstanding the foregoing, in the event that Employee’s employment with the Company is terminated or in the event of the Employee’s relocation, then the Company shall redeem Employee’s then current vacation day accrual (such accrual not to exceed 75 days).

8.	Other Payments

8.1.	Sick Leave. The Employee shall be entitled to sick leave (“Yemei Mahala”) as provided by the Sickness Pay Law, 1976. Unused sick leave may not be redeemed. Employee shall be paid a full Salary for each day of sick leave.

8.2.	Recreation Pay. The Employee shall be entitled to annual recreation pay (“Dmey Havra-ah”) in an amount to be determined in accordance with applicable law.

8.3.	Military Reserve Duty. In the event of the Employee being called to military reserve duty (including a “one-day” military reserve duty), the Company shall pay the Employee his full salary for those dates he is called to military reserve duty, for a maximum period of up to two months, provided that he supplies the Company with an appropriate certificate in order to receive the amounts due from the National Insurance Institute.

8.4.	Expenses Reimbursements. The Company will reimburse the Employee for all reasonable business expenses actually incurred thereby in performing his duties hereunder or otherwise promoting the business of the Company, upon presentation by the Employee, from time to time, of an itemized account of such expenses substantiated by appropriate receipts, all subject to the Company’s expenses reimbursement policy. With respect to travel abroad in connection with the business of the Company, the Employee shall be entitled to reimbursement for all expenses (travel, transportation, food and lodging) substantiated by appropriate receipts.

9.	Term of Employment

9.1.	At any time during the term of this Agreement, each party shall have the right to terminate this Agreement, with or without cause, by providing six (6) months advance written notice to the other party (the “Notice Period”). This Agreement shall remain in full force and effect during the Notice Period and there shall be no change in the Employee’s position with the Company or any obligations hereunder until termination. However, the Company may, at its sole discretion, terminate this Agreement and the employment relationship at any time immediately upon a written notice and pay the Employee an amount equal to the consideration (including managers insurance, study fund, expenses, company car and all other benefits) that would have otherwise been paid to the Employee during the Notice Period in lieu of the prior notice.

9.2.	During the Notice Period Employee shall not undertake contractual relationships or employment with any third party and shall cooperate with the Company and use his best efforts to assist the integration into the Company’s organization of the person/s or entity that will assume the responsibilities of the Employee.

9.3.	Constructive Termination. “Constructive Termination” by the Company shall be deemed to occur if there is: (a) a material reduction in Employee’s base compensation (other than a reduction generally applicable to service providers, executive officers and employees of the Company and in general similar proportion as for other employees and executive officers), or, (b) Employee ceases to hold the title and position of Chief Executive Officer or Chairman of the Board of the Company without Employee’s consent, or (c) a material breach by Company or its successor of any of its material obligations under this Agreement or any other written and executed agreement between the Employee and the Company. Without derogating from the provisions of Section 3.4 above, it being acknowledged and agreed that a relocation of the Employee to the United States shall not be deemed, by itself, as a termination or a Constructive Termination of this Agreement.

9.4.	Upon termination of Employment Company shall transfer to Employee upon Employee request all rights to the cellular number used by Employee prior to termination.

9.5.	Upon the expiration or termination of this Agreement, the Employee shall help assure the smooth transfer of responsibilities to his successor, by coordinating with his successor and helping familiarize him with the Company and the nature of the employment.

9.6.	Notwithstanding anything herein to the contrary, the Company may terminate this Agreement at any time for “Cause” (as hereinafter defined) as determined by the Company’s Board of Directors. In such event this Agreement shall be deemed effectively terminated as of the time of delivery of such notice; provided, however, that if (i) such termination is because of circumstances described in sub-section (iv) of the definition of “Cause”, and within seven business days following the date of such notice the Employee shall cease his refusal and shall use his best efforts to perform such obligations, the termination shall not be effective.

9.7.	For the purpose hereof, the term “Cause” shall mean: termination of employment as a result of the occurrence of any one of the following: (i) the Employee is found guilty of a dishonorable criminal offense; (ii) the Employee’s intentional failure, or willful refusal without proper cause, to perform his duties under this Agreement or the reasonable and proper instructions of the Board of Directors, which breach or failure is not cured within 14 days following notice thereof; (iii) the Employee deliberately causes harm to the Company’s business affairs, or breaches his trust or fiduciary duties towards the Company or its affiliates; (iv) the Employee breaches the confidentiality and/or non-competition provisions of this Agreement, provided, however, that with respect to a breach which is not material - only to the extent that such breach was not cured within 14 days following notice thereof.

10.	Additional Representations and Undertakings

The Employee hereby warrants, confirms and undertakes that:

10.1.	He is entitled to enter into this Agreement and to assume all the obligations pursuant hereto, and that there are no other undertakings, impediments, or agreements preventing him from entering into this Agreement or performing any of his obligations and undertakings herein.

10.2.	To the best of his knowledge he suffers from no health-related problem that might impair his ability to carry out his undertakings under this Agreement.

10.3.	He possesses all required knowledge, means, permits, authorizations, licenses and skills for the carrying out of its duties under this Agreement, as required by law.

10.4.	He shall assist the Company, subsequent to the termination of his employment, with any issue and for any reason, including without limitation, for the purpose of providing any information relating to his employment or actions taken thereby, whether or not such shall be required in connection with disputes, including legal or quasi-legal proceedings. If the Company requires the Employee’s assistance after the termination of this Agreement, it shall reimburse the Employee for his reasonable expenses in connection thereof.

11.	Grant of Options

Employee shall be issued restricted stock of Vyyo Inc. under the terms and conditions set forth in Schedule 11 attached hereto.

12.	Confidentiality, Non-Competition and Intellectual Property.

The Employee undertakes to maintain the provisions set forth below.

12.1.	Proprietary Information

12.1.1.	The Employee acknowledges and agrees that he will have access to confidential and proprietary information concerning the business and financial activities of the Company and information and technology relating to the Company’s product research and development, including without limitation, the Company’s banking, investments, investors, properties, employees, service providers, marketing plans, customer lists, suppliers, trade secrets, and test results, processes, data and know-how, improvements, inventions, techniques and products (actual or planned). Such information, whether documentary, written, oral or computer generated, shall be deemed to be and referred to as “Proprietary Information”. Proprietary Information shall also include information of the same nature, which the Company may obtain or receive from third parties.

12.1.2.	Proprietary Information shall be deemed to include any and all proprietary information disclosed by or on behalf of the Company and irrespective of form, but excluding information that (i) was known to the Employee prior to his association with the Company, and can be so proven; (ii) shall have been received by the Employee from a third party (excluding any entity associated with the Company or any parent or subsidiary thereof) having no obligation to the Company, or (iii) reflects information and data generally known within the industries or trades in which the Company transacts business.

12.1.3.	The Employee agrees and declares that all Proprietary Information, patents and other rights in connection therewith shall be the sole property of the Company and its assigns. At all times, both during his engagement by the Company and after its termination, the Employee will keep in confidence and trust all Proprietary Information, and the Employee will not use or disclose any Proprietary Information or anything relating to it without the written consent of the Company, except as may be necessary in the ordinary course of performing the Employee’s duties hereunder and in the best interests of the Company.

12.1.4.	Upon termination of this Agreement for any reason, the Employee will promptly deliver to the Company all documents and materials of any nature pertaining to his work with the Company, and he will not take with him any documents or materials or copies thereof containing any Proprietary Information.

12.1.5.	The Employee recognizes that the Company received and will receive confidential or proprietary information from third parties subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. At all times, both during the term of this Agreement and after its termination, the Employee undertakes to keep and hold all such information in strict confidence and trust, and he will not use or disclose any of such information without the prior written consent of the Company, except as may be necessary to perform his duties as an Employee of the Company and consistent with the Company’s agreement with such third party. Upon termination of this Agreement, Employee shall act with respect to such information as set forth in Section 12.1.4, mutatis mutandis.

12.1.6.	The Employee’s undertakings in this Section 12.1 shall remain in full force and effect after termination of this Agreement or any renewal thereof.

12.2.	Disclosure and Assignment of Inventions

12.2.1.	The Employee understands that the Company is engaged in a continuous program of research, development, production and marketing in connection with its business and that, as an essential part of its engagement with the Company, he is expected to make new contributions to and create inventions of value for the Company. Employee agrees to share with the Company all his knowledge and experience, provided however that Employee shall not disclose to the Company any information which Employee has undertaken to third parties to keep confidential or in which third parties have any rights.

12.2.2.	From and after the date he first became associated with the Company, the Employee undertakes and covenants that he will promptly disclose in confidence to the Company all inventions, improvements, designs, original works of authorship, formulas, concepts, techniques, methods, systems, processes, compositions of matter, computer software programs, databases, mask works, and trade secrets, related to the Company’s business or current or anticipated research and development, whether or not patentable, copyrightable or protectible as trade secrets, that are made or conceived or first reduced to practice or created by him, either alone or jointly with others, during the period of its engagement with the Company, whether or not in the course of its engagement with the Company (the “Inventions”).

12.2.3.	The Employee agrees that all Inventions that (a) are developed using equipment, supplies, facilities or trade secrets of the Company, (b) result from work performed by him for the Company, or (c) relate to the Company’s business or current or anticipated research and development, will be the sole and exclusive property of the Company (the “Company Inventions”).

12.2.4.	The Employee hereby irrevocably transfers and assigns to the Company: (a) all worldwide patents, patent applications, copyrights, mask works, trade secrets and other intellectual property rights in any Company Invention; and (b) any and all “Moral Rights” (as defined below) that he may have in or with respect to any Company Invention. He also hereby forever waives and agrees never to assert any and all Moral Rights he may have in or with respect to any Company Invention, even after termination of his work on behalf of the Company. “Moral Rights” mean any rights of paternity or integrity, any right to claim authorship of an invention, to object to any distortion, mutilation or other modification of, or other derogatory action in relation to, any invention, whether or not such would be prejudicial to his honor or reputation, and any similar right, existing under judicial or statutory law of any country in the world, or under any treaty, regardless of whether or not such right is denominated or generally referred to as a “moral right”. Without derogating from the provisions of this Section 12.2, the Company shall use its best efforts in order to procure that the Employee shall be registered, alone or with other employees and consultants of the Company, as an inventor of those inventions that have been developed or discovered by the Employee, all to the extent that an official applicable registry for such inventions exists.

12.2.5.	The Employee agrees to assist the Company, at the Company’s expense, in every proper way to obtain for the Company and enforce patents, copyrights, mask work rights, and other legal protections for the Company’s Inventions in any and all countries. He will execute any documents that the Company may reasonably request for use in obtaining or enforcing such patents, copyrights, mask work rights, trade secrets and other legal protections. Its obligations under this Section 12.2.5 will continue beyond the termination of this Agreement, provided that the Company will compensate him at a reasonable rate after such termination for time or expenses actually spent by him at the Company’s request on such assistance.

12.3.	Non-Competition

12.3.1.	In consideration for a special compensation in the net amount (taking into account any tax or levy imposed on the Employee in connection with such special compensation under any applicable law, which taxes or levies shall be paid by the Company (and to the extent such taxes were paid and borne by the Employee due to the Company’s failure to do so, then the Company shall reimburse the Employee for such payment)) of US$ 1,000,000 (One Million United States Dollars) which shall be paid to the Employee on the Effective Date of this Agreement, and in order to enable the Company to effectively protect its Proprietary Information, the Employee agrees and undertakes that:

12.3.1.1.	he will not, during the term of this Agreement and for a period of forty (40) months following termination thereof for whatever reason, directly or indirectly, as owner, partner, joint venturer, stockholder, employee, service provider, broker, agent, principal, corporate officer, director, licensor or in any other capacity whatever engage in, become financially interested in, be employed by, or have any connection with any business or venture that is engaged in any activities competing with products or services offered by the Company during Employee’s employment with the Company, or which are anticipated, as of the termination date of his employment, to be offered or produced within a reasonable time following such termination; provided, however, that the Employee may own securities of any corporation which is engaged in such business and is publicly owned and traded but in an amount not to exceed at any one time one percent of any class of stock or securities of such company, so long as he has no active role in the publicly owned and traded company as director, employee, consultant or otherwise.

12.3.1.2.	during the term of this Agreement and for a period of 12 months following its termination, he will not, (i) directly or indirectly, including personally or in any business in which he is an officer, director or shareholder, for any purpose or in any place, employ any person employed by the Company or retained by the Company as a consultant on the date of such termination or during the preceding six months; or (ii) solicit from the clients of the Company any business in competition with the Company that involves activities in which the Company was engaged or had already planned to be engaged during the term of the employee’s employment.

12.3.2.	The Employee specifically acknowledges, stipulates and agrees as follows: (i) the protective covenants set forth herein are reasonable and necessary to protect the goodwill, property and Proprietary Information of the Company, and the operations and business of Company; and (ii) the time duration of the protective covenants is reasonable and necessary to protect the goodwill and the operations and business of Company, and does not impose a greater restrain than is necessary to protect the goodwill or other business interests of Company. Nevertheless, if any one or more of the terms contained in this Section 12.3 shall for any reason be held to be excessively broad with regard to time, geographic scope or activity, the term shall be construed in a manner to enable it to be enforced to the extent compatible with applicable law.

12.4.	Corporate Opportunities

The Employee shall inform the Company, as soon as practicable, on every matter, which might create a conflict of interests with the employment under this Agreement. The employee shall not appropriate for himself or for any other person other than the Company, or any affiliate of the Company, any such opportunity unless, as to any particular opportunity, he shall have first obtained the prior written consent of the Board. Such duty to notify the Company and to refrain from appropriating all such opportunities shall neither be limited by, nor shall such duty limit, the application of the general law relating to the fiduciary duties of a contractor or an agent.

12.5.	The Employee recognizes and agrees: (i) that the Agreement is necessary and essential to protect the business of Company and to realize and derive all the benefits, rights and expectations of conducting Company’s business; (ii) that the scope and duration of the protective covenants contained herein are in all things reasonable; and (iii) that in light of the special and specific payment which has been paid to the Employee in consideration for its covenants hereunder, good and valuable consideration exists under the Agreement, for Employee’s agreement to be bound by the provisions of the Agreement.

12.6.	For purposes of this Section 12, the term Company shall mean the Company, any subsidiary of the Company and any parent of the Company.

13.	Assignment

13.1.	Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by the Employee, his beneficiaries or legal representatives without the prior written consent of the Company. This Agreement shall inure to the benefit of and be enforceable by the Employee’s legal personal representative.

13.2.	The Company shall be entitled to transfer or assign its rights and/or obligations under this Agreement, in whole or in part, in its sole discretion. Without derogating from the generality of the aforesaid, the Employee shall provide the services under this Agreement to the Company, and/or to companies affiliated with the Company in accordance with the Company’s instructions.

14.	Conditions Precedent

14.1.	This Agreement is conditional upon the closing of the transaction contemplated under the that certain Term Sheet dated May 17, 2004 for a proposed Share Exchange Agreement (the “Exchange Agreement”) between the Company and its shareholders, including the final and unconditional purchase of all of the outstanding share capital of the Company by Vyyo Inc. or a subsidiary thereof (the “Purchaser”).

14.2.	This Agreement shall not become effective until, and shall be deemed to have immediately and automatically come into effect at, the Closing of the Exchange Agreement (such date shall be referred to as the “Effective Date” of this Agreement).

14.3.	In the event that either one of the conditions set out in sub-Sections 14.1 above is not fulfilled or waived by the Purchaser prior on or to December 31, 2004, or such later date as the Employee and the Purchaser shall agree in writing, this Agreement shall cease to have any force or effect and neither party shall have any claim against the other party or against the Purchaser arising from this Agreement or the termination thereof as aforesaid.

15.	Miscellaneous

15.1.	This Agreement is personal and the terms and conditions of the employment shall be solely as set forth herein.

15.2.	Unless otherwise provided in this Agreement, the provisions of any collective agreement (“Heskem Kibutsi”), collective arrangement (“Hesder Kibutsi”) or other custom of any kind shall not apply.

15.3.	This Agreement, together with all schedules, annexes and exhibits thereto, is the entire agreement between the parties with respect to the subject matter hereof, supersedes all prior understandings, agreements and discussions between them, oral or written, and is intended, to the extent allowed under the Israeli law, to override any statutory provisions related to the employment of the Employee by the Company.

15.4.	This Agreement shall be interpreted and construed in accordance with the laws of the State of Israel. The parties submit to the exclusive jurisdiction of the competent courts of Tel-Aviv in any dispute related to this Agreement.

15.5.	No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by the Employee and a duly authorized representative of the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreement or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement.

15.6.	The provisions of this Agreement shall, where possible, be interpreted in a manner necessary to sustain their legality and enforceability. Without derogating from the foregoing, in the event that any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect due to the fact that it is over-broad or insufficiently limited in time, geography or else, the parties hereby authorize, to the maximum extent legally permissible, the tribunal interpreting such provision(s) to replace the invalid, illegal or unenforceable provision(s) with valid provision(s) the effect of which come as close as possible to that of the invalid, illegal or unenforceable provision(s). The validity, legality and enforceability of the remaining provisions contained herein shall in no way be affected or impaired as a result of any provision contained in this Agreement being held invalid, illegal or unenforceable in any respect.

15.7.	For the purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when (i) personally delivered (ii) sent by registered mail, return receipt requested, postage prepaid, addressed to the parties at their respective addresses set forth on the first page of this Agreement or last given by each party to the other, or (iii) one (1) business day after transmission by facsimile to the parties at their respective facsimile number set forth on the first page of this Agreement or last given by each party to the other.

15.8.	The parties agree that their respective rights, obligations and duties, which by their nature extend beyond the termination of this Agreement, including, but not limited to, the provisions of Section 12 shall survive any termination and remain in full force and effect.

IN WITNESS WHEREOF, the parties have duly executed this Employment Agreement on the day and year set forth above.

/s/ ANDREW FRADKIN	/s/ HILLEL WEINSTEIN
Xtend Networks Ltd.	Dr. Hillel Weinstein

By:	Andrew Fradkin

Title:

We hereby guarantee the obligations of the Company pursuant to Sections 5.2, 12.3.1 above:

/s/ ANDREW FRADKIN
Xtend Cable Solutions Inc.

/s/ ANDREW FRADKIN
Vyyo Inc.